SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, December 23, 2004

The New York Stock Exchange
20 Broad Street - 18th Floor
New York, NY 10005

***Via Facsimile # 212-656-5893***

Re:	Braskem S.A. Symbol: BAK CUSIP No.: 105532105 Preferred Shares A

Dear Sir or Madam:

Please be advised that Braskem S.A. Board of Directors, at a meeting held on 12/14/2004, approved the payment of interest attributable to shareholders’ equity, in lieu of a dividend distribution, in the amount of up to R$170,000,000.00. Subject to the meeting of the Board of Executive Officers, to be held on 12/31/2004, the precise amount will be R$ 170,000,000.00.

Following are the details:

Brazilian Record Date: 12/31/2004
Brazilian Ex-Date: 01/03/2005
Gross Dividend Rate (per lots of 1000): R$ 2.255638
Dividend Payment Date: within up to sixty (60) days after the Ordinary Shareholders
Meeting to be held in 2005.
Income Tax Withholding: 15%
CPMF Tax: 0,38%

Should you have any questions or require additional information, please do not hesitate to contact the undersigned.

Sincerely,

Braskem S.A.

__________________________
Mauricio R. de Carvalho Ferro
Executive Officer

cc:	Ariana Ferreira (Fax: 212-571-3050) THE BANK OF NEW YORK

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 04, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer